

Mail Stop 4720

June 16, 2016

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

> **Re:** **AC Immune SA**
> **Amendment No. 1 to Registration Statement on**
> **Form F-1**
> **Filed June 15, 2016**
> **File No. 333-211714**

Dear Ms. Pfeifer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Shareholders, page 151

1. We note that you have omitted the names of certain selling security holders who in the aggregate beneficially own less than 1% of your issued and outstanding shares. Please tell us the basis upon which you are relying to omit such information. In the alternative, please identify each selling shareholder by name. Please refer to Item 507 of Regulation S-K.

Taxation, page 179

2. We note your response to our prior comment 2. However, your revised disclosure still contains statements on page 179 that the entire tax discussion is a "summary" and that the Swiss tax discussion "does not purport to address all tax consequences." Please remove the disclosure that this section is a summary and does not address all tax consequences of the offering. As the short-form opinion filed as Exhibit 8.1 is limited to the disclosure that appears in the registration statement "as of the date hereof," please revise and re-file the opinion in an amended registration statement so that it opines on the revised discussion in the registration statement.

Exhibit 5.1

3. Please include an opinion of counsel that the shares offered by the selling shareholders are legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin 19 (Oct. 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Andrea Pfeifer
AC Immune SA
June 16, 2016
Page 2

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

                                      Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Via E-mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell LLP